Exhibit 99.3

Marvell to Acquire Aquantia - Accelerating

Ethernet Technology Leadership

•	Positions Marvell to Further Capitalize on Automotive In-Vehicle Networking

•	Strengthens Multi-Gig Ethernet Portfolio for Enterprise Infrastructure, Data Center and Access

•	Highly Complementary Transaction; Immediately Accretive to Marvell’s Non-GAAP EPS

SANTA CLARA, Calif. and SAN JOSE, Calif., May 6, 2019 /PRNewswire/: Marvell Technology Group Ltd. (NASDAQ: MRVL), a leader in infrastructure semiconductor solutions, and Aquantia, Corp. (NYSE: AQ), a leader in Multi-Gig Ethernet connectivity, today announced a definitive agreement, approved by the boards of directors of both companies, under which Marvell will acquire all outstanding shares of Aquantia common stock in exchange for consideration of $13.25 per share in cash.

The acquisition of Aquantia complements Marvell’s portfolio of copper and optical physical layer product offerings and extends its position in the Multi-Gig 2.5G/5G/10G Ethernet segments. In particular, Aquantia’s innovative Multi-gig automotive PHYs, coupled with Marvell’s industry-leading gigabit PHY and secure switch products, creates the broadest and most advanced range of high-speed in-car networking solutions in the world. This unique combination accelerates Marvell’s vision for the future of automotive networking with speeds necessary to enable level 4 and 5 autonomous driving.

As the automotive industry increasingly adopts Ethernet in-vehicle networks for mainstream models, the number of related ports is expected to grow dramatically at a 62% annualized growth trajectory, from 53 million in 2018 to 367 million by 20221.

“Our acquisition of Aquantia will fuel Marvell’s leadership in the transformation of the in-car network to high-speed Ethernet over the next decade,” said Matt Murphy, president and CEO of Marvell. “At the same time, Aquantia extends our reach in the rapidly emerging Multi-Gig segment of network infrastructure and creates a leading end-to-end Ethernet connectivity portfolio.”

“Marvell and Aquantia share a vision where the network – whether in an autonomous vehicle, an enterprise application or in cloud infrastructure – can seamlessly power the data economy,” said Faraj Aalaei, chairman and CEO of Aquantia. “This is a fantastic opportunity as our customers will benefit from Marvell’s global scale and expanding footprint in Multi-Gig network applications.”

The transaction is expected to be immediately accretive to Marvell’s non-GAAP earnings per share and generate significant annual run-rate synergies of $40 million to be realized within 12 months after the transaction closes.

[1]	Source: Strategy Analytics

Transaction Structure and Terms

Under the terms of the definitive agreement, Marvell will pay Aquantia’s stockholders $13.25 per share in cash. This represents approximately $452 million in transaction value after adjusting for net cash on Aquantia’s balance sheet. Marvell intends to finance the transaction with cash on hand and revolver borrowings. The transaction is not subject to any financing condition and is expected to close by the end of CY2019, subject to regulatory approval as well as other customary closing conditions, including the adoption by Aquantia’s stockholders of the merger agreement.

In connection with the execution of the definitive agreement, certain stockholders of Aquantia, together holding approximately 17 percent of the outstanding shares of common stock of Aquantia, have agreed to vote their shares in favor of the transaction under a voting and support agreement.

Marvell Preliminary First Fiscal Quarter 2020 Results

Based on preliminary financial information, Marvell expects its first quarter revenue to be in the range of $650 million +/- 3%, the same range as guided on March 7, 2019. Further information regarding first fiscal quarter results will be released on May 30 at 1:45 p.m. Pacific Time. This update is an estimate, based on information available to management as of the date of this release, and may be subject to further changes upon completion of Marvell’s standard quarter closing procedures. This update does not present all necessary information for an understanding of Marvell’s financial condition as of May 4, 2019, or its results of operations for the quarter ended May 4, 2019.

Call/Webcast to Discuss Transaction

Interested parties may join a conference call Monday, May 6, 2019 at 6:00 a.m. Pacific Time to discuss the transaction by dialing 1 (844) 647-5488 in the U.S. or +1 (615) 247-0258 internationally, with the conference ID 7355589. A webcast of the call can be accessed by visiting Marvell’s investor relations website. A replay will be available until Monday, May 13, 2019 by dialing 1 (855) 859-2056, replay ID 7355589.

Additional Information and Where to Find It

Aquantia intends to file with the Securities and Exchange Commission (the “SEC”) a proxy statement in connection with the proposed transaction with Marvell. The definitive proxy statement will be distributed to the stockholders of Aquantia and will contain important information about the proposed transaction and related matters. SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE. The proxy statement and other relevant materials (when they become available), and any other documents filed by Aquantia with the SEC, may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders will be able to obtain free copies of the proxy statement from Aquantia by contacting Investor Relations by mail at Aquantia Corp., 91 E. Tasman Dr. Suite 100, San Jose, CA 95134, Attn: Investor Relations Department, or by telephone at (650) 815-1239.

Participants in the Solicitation

Aquantia and Marvell and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Aquantia stockholders in connection with the proposed transaction. Information about Aquantia’s directors and executive officers in the proposed transaction will be included in the proxy statement described above. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2018 Annual Meeting of Shareholders filed with the SEC on May 28, 2018, Item 5.02 of its Current Report on Form 8-K filed on July 6, 2018 and its Annual Report on Form 10-K for the year ended February 2, 2019, filed on March 28, 2019. These documents are available free of charge at the SEC’s web site at www.sec.gov and by going to Aquantia’s Investor Relations page on its corporate web site at www.Aquantia.com or by going to Marvell’s Investor Relations page on its corporate web site at www.marvell.com.

About Marvell

Marvell first revolutionized the digital storage industry by moving information at speeds never thought possible. Today, that same breakthrough innovation remains at the heart of the company’s storage, processing, networking, security and connectivity solutions. With leading intellectual property and deep system-level knowledge, Marvell’s semiconductor solutions continue to transform the enterprise, cloud, automotive, industrial and consumer markets. To learn more, visit: https://www.marvell.com.

Marvell and the M logo are registered trademarks of Marvell and/or its affiliates in the US and/or elsewhere. Other names and brands may be claimed as the property of others.

About Aquantia

Aquantia is a leader in the design, development and marketing of advanced, high-speed communications ICs for Ethernet connectivity in the Data Center, Enterprise Infrastructure, Access and Automotive markets. Aquantia’s products are designed to cost-effectively deliver leading-edge data speeds for use in the latest generation of communications infrastructure to alleviate network bandwidth bottlenecks caused by the growth of global IP traffic. Aquantia is located in Silicon Valley. To learn more, visit: www.Aquantia.com.

Cautionary Statement Regarding Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Marvell and Aquantia, including statements regarding the benefits of the transaction and expected synergies, the anticipated timing of the transaction and the products and markets of each company and statements regarding Marvell’s expectations regarding its first quarter of fiscal 2020 revenue outlook. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of Aquantia and the receipt of certain governmental and regulatory approvals, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (iv) the effect of the announcement or pendency of the transaction on Aquantia’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Aquantia or Marvell and potential difficulties in Aquantia employee retention as a result of the transaction, (vi) risks related to diverting management’s attention from Aquantia’s ongoing business operations, (vii) the outcome of any legal proceedings that may be instituted against Marvell or against Aquantia related to the merger agreement or the transaction, (viii) the ability of Marvell to successfully integrate Aquantia’s operations and product lines, (ix) the ability of Marvell to implement its plans, forecasts, and other expectations with respect to Aquantia’s business after the completion of the proposed transaction and realize the anticipated synergies and cost savings in the time frame anticipated or at all, (x) the risk of downturns in the highly cyclical semiconductor industry, and (xi) Marvell’s or Aquantia’s failure to achieve expected revenues and forecasted demand from customers. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Marvell and Aquantia described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell and Aquantia assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Marvell nor Aquantia gives any assurance that either Marvell or Aquantia will achieve its expectations.

Investor Contacts:

Marvell Investor Relations:

Ashish Saran

408-222-0777

ir@marvell.com

Aquantia Corporate Communications:

Diane Vanasse

408-242-0027

diane.vanasse@aquantia.com